XBiotech Inc. SC TO-I

Exhibit (a)(5)(i)

XBiotech Commences Tender Offer to Purchase up to $420,000,000 of its Shares

AUSTIN, Texas, January 14, 2020 (GLOBE NEWSWIRE) -- XBiotech Inc. (NASDAQ: XBIT) (“XBiotech”) announced today that it commenced a “modified Dutch auction” tender offer to purchase up to $420,000,000 of its common shares, or such lesser number of common shares as are properly tendered and not properly withdrawn, at a price not less than $30.00 nor greater than $33.00 per common share, to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer is made upon the terms and subject to the conditions described in the offer to purchase and in the related letter of transmittal. The closing price of XBiotech’s common shares on the NASDAQ Global Select Market on January 13, 2020, the last full trading day before the commencement of the Offer, was $18.62 per share. The Offer is scheduled to expire at 5:00 p.m., New York City time, on February 12, 2020, unless the Offer is extended.

XBiotech believes that the Offer represents an efficient mechanism to provide XBiotech’s stockholders with the opportunity to tender all or a portion of their stock and thereby receive a return of some or all of their investment in XBiotech if they so elect. The Offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their stock without the potential disruption to XBiotech’s stock price.

The Offer is not contingent upon obtaining any financing. However, the Offer is subject to a number of other terms and conditions, which are described in detail in the offer to purchase. Specific instructions and a complete explanation of the terms and conditions of the Offer will be contained in the offer to purchase, the letter of transmittal and the related materials, which will be mailed to stockholders of record shortly after commencement of the Offer.

None of XBiotech, the members of its Board of Directors (including the Independent Committee who authorized the Offer), the information agent or the depositary makes any recommendation as to whether any stockholder should participate or refrain from participating in the Offer or as to the price or prices at which stockholders may choose to tender their shares in the Offer.

D.F. King & Co., Inc. will serve as information agent for the Offer. Stockholders with questions, or who would like to receive additional copies of the Offer documents may call D.F. King at (212) 269-5550 (banks and brokers) or (866) 856-3065 (all others).

About XBiotech

XBiotech is a fully integrated, global biopharmaceutical company dedicated to pioneering the discovery, development and commercialization of therapeutic antibodies. XBiotech currently is advancing a pipeline of therapies by harnessing naturally occurring antibodies from patients with immunity to certain diseases. Utilizing natural human immunity as a source of new medicines offers the potential to redefine the standards of care for a wide range of diseases. The discovery and manufacturing techniques which enable this were designed by and are exclusive to XBiotech. Headquartered in Austin, Texas, XBiotech also leads the development of innovative, proprietary manufacturing technology to reduce the cost and complexity of biological drug production. For more information, visit www.xbiotech.com.

Additional Information and Where to Find It

This communication is for informational purposes only. This communication is not a recommendation to buy or sell XBiotech common shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell XBiotech common shares or any other securities. XBiotech will be filing today a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO, in each case as amended from time to time. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials. as filed and as may be amended from time to time, because they contain important information, including the various terms of, and conditions to, the Offer. Stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that XBiotech will be filing with the SEC at the SEC’s website at www.sec.gov or from XBiotech’s website at www.xbiotech.com. In addition, free copies of these documents may be obtained by contacting D.F. King & Co., Inc., the information agent for the Offer, at (212) 269-5550 (banks and brokers) or (866) 856-3065 (all others).

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including declarations regarding management’s beliefs and expectations that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “would,” “could,” “expects,” “plans,” “contemplate,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “intend” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties are subject to the disclosures set forth in the “Risk Factors” section of certain of our SEC filings. Forward-looking statements are not guarantees of future performance, and our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements contained in this press release. Any forward-looking statements that we make in this press release speak only as of the date of this press release. We assume no obligation to update our forward-looking statements whether as a result of new information, future events or otherwise, after the date of this press release.

Contact

Ashley Otero

aotero@xbiotech.com

512-386-2930